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                               August 20, 2020

       Jonathan S. Huberman
       Chief Executive Officer
       Software Acquisition Group Inc.
       1980 Festival Plaza Drive, Ste. 300
       Las Vegas, Nevada

                                                        Re: Software
Acquisition Group Inc.
                                                            Preliminary Merger
Proxy on Schedule 14A
                                                            Filed August 12,
2020
                                                            File No. 001-39139

       Dear Mr. Huberman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Merger Proxy on Schedule 14A filed August 12, 2020

       Questions and Answers, page iv

   1. Please clarify in this section, and elsewhere as appropriate, that shareholders will not know at the time of the
vote the number of shares they will receive.
       Risk Factors, page 20

   2. We note that CuriosityStream's charter will provide that federal courts will be the exclusive forum for
claims arising under the Securities Act and Exchange Act. Please describe any risks or
other impacts on investors of this portion of the exclusive forum provision, and address
any uncertainty about the enforceability of this portion of the provision.
 Jonathan S. Huberman
Software Acquisition Group Inc.
August 20, 2020
Page 2


Background of the Merger, page 137

3. With a view to providing an understanding of the alternatives that were considered by the board and how the members of the board assessed those potential targets, please discuss the additional due diligence with respect to the five targets referenced in this section and elaborate upon why those alternatives were not pursued.
4. Please clarify how the merger consideration was determined. For example, clarify how you arrived at $302,098,500 for the "base exchange value" of the company. In this regard, please further elaborate on the merger negotiations, including the discussions leading up to June 19, 2020, when the "final points of the deal structure" were communicated
         "culminat[ing] in an offer by Software Acquisition Group to acquire CuriosityStream for total consideration equivalent to 4.25 times multiple of projected revenues for the calendar year 2021."
General

5. Please tell us the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed for the shares issued as consideration in the merger and state the facts relied upon to make the exemption available.
6. Please update to include the most recent interim financial statements and related information for the quarter ended June 30, 2020. Refer to Item 13 of
Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lilyanna Peyser at 202-551-3222 or Jennifer Lopez at 202-551-3792
with any questions.



FirstName LastNameJonathan S. Huberman                         Sincerely,
Comapany NameSoftware Acquisition Group Inc.
                                                               Division of
Corporation Finance
August 20, 2020 Page 2                                         Office of Trade
& Services
FirstName LastName